File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

1st June 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – reg. no. 00912624 – Form 288b – Dr Stephan Buck.
2. Taylor Nelson Sofres plc – reg. no. 00912624 – Form 288b – Dr Neil Cross.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

SEC MAIL PROCESSING RECEIVED JUN 06 2005 WASH, D.C. 209 SECTION

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

1st June 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – reg. no. 00912624 – Form 288b – Dr Stephan Buck.
2. Taylor Nelson Sofres plc – reg. no. 00912624 – Form 288b – Dr Neil Cross.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
judith.george@tns-global.com

Judith George
Assistant Company Secretary

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

18 May 2005

Dear Sir/Madam

288b Terminating appointment as director

Please find enclosed printed and signed forms in respect of Dr Stephan Buck and Dr Neil Cross.

Increase in authorised share capital

Please find enclosed the following: -

1. Form 123
2. Amended Articles of Association
3. Amended Memorandum of Association
4. Signed Resolutions, all of which were passed at the annual general meeting of Taylor Nelson Sofres plc held on 11 May 2005.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

f:\users\companysecretarial 050101\companies house\050518_let.doc

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

	Day	Month	Year
Date of termination of appointment	11	05	2005

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Dr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Stephan Frank

Surname: Buck

	Day	Month	Year
†Date of Birth	17	10	1936

A serving director/secretary etc must sign the form below.

Signed [signature] **Date** 16/5/05

(**serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

JUDITH GEORGE, TNS, TNS HOUSE,
WESTGATE, LONDON W5 1UA
Tel 020 8967 4655
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

	Day	Month	Year
Date of termination of appointment	11	05	2005

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Dr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Neil Earl

Surname: Cross

	Day	Month	Year
†Date of Birth	17	03	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 16/5/05

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

JUDITH GEORGE, TNS, TNS HOUSE,
WESTGATE, LONDON W5 1UA
Tel 0208 967 4655
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle T...

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 00912624

Name of company

* insert full name of company

* Taylor Nelson Sofres plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 11 May 2005 the nominal capital of the company has been increased by £ 4,500,000 beyond the registered capital of £ 25,500,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 18/5/05

Presentor's name address and reference (if any) :

Judith George, TNS House,
Westgate, London, W5 1UA
Telephone: 0208 967 4655

For official Use General Section	Post room

Notes

The address for companies registered in England and Wales or Wales is :-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF4 3UZ

or, for companies registered in Scotland :-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh
or LP - 4 Edinburgh 2

COMPANIES ACT 1985 TO 1989

COMPANY LIMITED BY SHARES

RESOLUTIONS of TAYLOR NELSON SOFRES plc

REGISTERED NO. 912624 PASSED ON 11 MAY 2005

At the annual general meeting of the company duly convened and held on 11 May 2005 the following resolutions were duly passed in respect to the special business conducted at the meeting.

Ordinary Resolutions

9. To consider and, if thought fit, to pass the following as an ordinary resolution:

   That the authorised share capital of the company be increased from £25,500,000 to £30,000,000 by the creation of 90,000,000 additional ordinary shares of 5 pence each ranking equally in all respects with the existing ordinary shares in the company.

10. To consider and, if thought fit, to pass the following as an ordinary resolution:

    a. That in addition to all existing authorities the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to:

    (i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £7,455,003 if resolution numbered 9 in the notice of the meeting is passed or £3,135,000 if resolution numbered 9 in the notice of the meeting is not passed, for a period expiring (unless previously renewed, varied or revoked by the company in general meeting) at the end of the next annual general meeting of the company after the date on which this resolution is passed; and

    (ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired;

    b. That, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the ordinary resolution of the company passed on 12 May 2004 be revoked by this resolution; and

    c. That paragraph (b) shall be without prejudice to the continuing authority of the directors to allot relevant securities pursuant to an offer or agreement made by the company before the expiry of the authority pursuant to which such offer or agreement was made.

13. To consider and, if thought fit, to pass the following as an ordinary resolution:

a. That the Taylor Nelson Sofres plc 2005 Long-Term Incentive Plan (the Plan), the principal terms of which are summarised in Appendix 1 to the Chairman's letter to shareholders enclosed with this notice be approved and the directors be authorised to:

b. make such modifications to the Plan as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice and to adopt the Plan and to do all such acts and things as they may consider appropriate to implement the Plan; and

c. establish further plans based on the Plan but modified to take account of local tax, exchange control, or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the Plan.

Special Resolutions

11. To consider and, if thought fit, to pass the following as a special resolution:

That subject to the passing of resolution numbered 10 in the notice of the meeting and in place of the power given to it pursuant to the special resolution of the company passed on 12 May 2004 the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) for cash, pursuant to the authority conferred by the resolution numbered 10 in the notice of the meeting as if section 89(1) of the Act did not apply to the allotment. This power:

a. expires at the end of the next annual general meeting of the company after the date on which this resolution is passed, but the company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

b. shall be limited to:

(i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the company in proportion (as nearly as may be) to their existing holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £1,118,250.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words 'pursuant to the authority conferred by the resolution numbered 10 in the notice of the meeting' were omitted.

12. To consider and, if thought fit, to pass the following as a special resolution:

That the company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 (the Act) to make market purchases (within the meaning of section 163 of the Act) on the London Stock Exchange of ordinary shares of 5p each in the capital of the company provided that:

a. the maximum number of ordinary shares hereby authorised to be purchased is 22,365,011 representing 5 per cent of the company's issued ordinary share capital;

b. the minimum price which may be paid for each ordinary share is 5p;

c. the maximum price (exclusive of advance corporation tax and expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for such shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase; and

d. the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the company after the date on which this resolution is passed or twelve months from the date of the passing of this resolution, if earlier, save that the company may before the expiry of this authority make a contract or contracts to purchase which will or may be executed wholly or partly after such expiry and may make a purchase of ordinary shares pursuant to any such contract.

Signed ....

Ian Portal, Group Company Secretary
Taylor Nelson Sofres plc

THE COMPANIES ACT 1985 AND 1989

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

TAYLOR NELSON SOFRES plc

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

TAYLOR NELSON SOFRES plc

1. [1]"The name of the company is Taylor Nelson Sofres plc".

2. The company is to be a public company.

3. The Registered Office of the Company will be suitable in England.

4. [2]The objects for which the Company is established are:

(A) (i) To carry on business as a holding company in all its branches and for that purpose to acquire and hold shares, stocks, debenture stock, script, bonds, notes, securities and obligations issued or guaranteed by any company constituted or carrying on business in any part of the world, and funds, loans, securities or obligations of or issued or guaranteed by any government, state or dominion, public body or authority, supreme, municipal, local or otherwise, whether at home or abroad and to acquire any such shares, stocks, debentures, debenture stock, script, bonds, notes, securities, obligations, funds or loans by original subscription, tender, purchase, participation in syndicates, exchange or otherwise, and to guarantee the subscription thereof, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to vary and transpose from time to time as may be considered expedient any of the Company's investments for the time being.

(ii)To co-ordinate the policy and administration of any companies of which the Company is a member or which are in any manner controlled by, or connected with the Company and to carry on all or any of the businesses of capitalists, trustees, financiers, financial agents

---

[1] By Special Resolution passed on 7th August 1967 the name of the Company was changed from Inglocas Public Relations Limited to Financial Press Information Services Limited on 21st November 1967. By Special Resolution passed on 9th January 1978 the name of the Company was changed from Financial Press Information Services Limited to Chetwynd Streets International Limited on 16th January 1978. By Special Resolution passed on 22nd March 1985 the name of the Company was changed from Chetwyn Streets International Limited to Chetwyn Streets Limited on 30th April 1985. By Special Resolution passed on 24th May 1985 the Company was re-registered as a public company on 21st June 1975. By Special Resolution passed on 6th May 1986 the name of the Company was changed on that day from Chetwynd Streets PLC to Addison Page Chetwynd Street PLC. By Special Resolution passed on 21st July 1986 the name of the Company was changed from Addison Page Chetwynd Streets PLC to Addison Consultancy Group PLC on 24th July 1986. By Special Resolution passed on 9th June 1992 the name of the Company was changed from Addison Consultancy Group PLC to Taylor Nelson AGB plc. By Special Resolution passed on 16th June 1998 the name of the Company was changed from Taylor Nelson AGB plc to Taylor Nelson Sofres plc.

[2] As amended by Special Resolutions passed on 4th December 1985 and 9th June 1992.

company promoters, bill discounters, stock and share brokers and dealers, commission and general agents, merchants and traders.

(ii) To carry on the business of advertising contractors, agents and consultants; to acquire and dispose of advertising time, space or opportunities in any media; to undertake advertising and promotional campaigns of every nature and to acquire and provide promotional requisites of every kind and description; to carry on business as press and public relation consultants, exhibition promoters, organisers, proprietors, contractors and agents, publicity agents and specialists, press, radio and screed agents, artists, commercial artists, sign-writers, designers, illustrators and draughtsman; to carry on business as business consultants, industry consultants, personal consultants, market research consultants; to act as intermediaries in the introduction of seller, purchasers, partners and employees and generally to undertake and execute agencies and commissions of any kind; to advise on problems relating to the administration and organisation of industry and business and personnel working therein and to advise upon the means and methods for extending developing and improving all types of business or industries and all systems or processes relating to the production, storage, distribution, marketing and sale of goods and the rendering of services of whatever description; to engage in research into all problems relating to personnel and industrial and business management and distribution, marketing and selling; to collect, prepare and distribute information and statistics relating to any type of business or industry and to promote or propose such methods procedures and measures as may be considered desirable or beneficial; to act as agents or managers in carrying on any business concerns and undertakings and to employ experts to investigate and examine into the condition, management, prospects, value and circumstances of any business, concerns and undertakings and generally of any assets, property or rights of any kind.

(B) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above objects, or calculated directly or indirectly to enhance the value of or render more profitable any of the Company's property.

(C) To purchase or by any other means acquire and take options over any freehold leasehold or other real or personal property for any estate or interest whatever, and any rights or privileges of any kind over or in respect of any real or personal property.

(D) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any patents, patent rights brevets d'invention, licences, secret processes, trade marks, designs protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

(E) To acquire and undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest I, amalgamate with, or enter into partnership or into any arrangement for sharing profits or for co-operation, or for mutual assistance with any such person, firm or company or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the Acts or things aforesaid or

property acquired any Shares, Debenture Stock, or securities that may be agreed upon, and to hold and retain, or sell, mortgage, and deal with any shares, debentures, debentures stock, or securities so received.

(F) To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company, both real and personal.

(G) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold, sell or otherwise deal with any investments made.

(H) To lend and advance money or give credit on such terms as may seem expedient and with or without security to customers and others, and to receive money on deposit or loan upon such terms as the Company may approve.

(I) To borrow and raise money in such manner as the Company shall think fit and to secure the repayment of any money borrowed, raised or owing, by mortgage charge, lien or other, security upon the whole or any part of the company's property or assets (whether present or future), including its uncalled capital.

(J) Either with or without the company receiving any consideration or advantage therefore, to give, enter into and/or accept any guarantees or contract of indemnity or suretyship and to guarantee, support or secure and whether by personal covenant and/or by mortgaging or charging all or any part of the undertaking, property and assets, present and /or future (including uncalled capital), of the company and/or otherwise, the performance and discharge of the liabilities and obligations of every description of, and the payment and/or repayment of any monies (including but not limited to principle, premiums, interest, dividends and other monies secured by or payable under any obligations interest, dividends an other monies secured by or payable under any obligations or securities) by, any monies (including but not limited to any company which is for the time being (within the meaning of section 736 of the Companies Act 1985) in relation to the company its holding company or another subsidiary of such holding company or a subsidiary of the company, or which is controlled by the same persons as control the company or which is associated with the company in business or otherwise.

(K) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bill of exchange, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

(L) To apply for, promote, and obtain any Act of Parliament, Provisional Order, or Licence of the Department of Trade and Industry or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interest.

(M) To enter into any arrangements with any Governments or authorities (supreme, municipal, local or otherwise) that may seem conducive to the attainment of the

Company's objects or any of them, and to obtain from any such Government or authority any charters, decrees, rights privileges or concessions which the Company may think desirable and to carry out exercise, and comply with any such charters, decrees, rights privileges and concessions.

(N) To subscribe for, take, purchase, or otherwise acquire and hold shares or other interests in or securities of any other company having objects altogether or in part similar to those of the Company or carrying on any business capable of being carried on so as directly or indirectly to benefit the Company or enhance the value of any of its property and to co-ordinate, finance and mange the businesses and operations of any company in which the Company holds any such interest.

(O) To act as agents or brokers and trustees for any person, firm or company, and to undertake and perform sub-contracts, and also to act in any of the businesses of the Company through or by means of agents, brokers, sub-contractors, or others.

(P) To remunerate any person, firm of company rendering services to this Company either by cash payment or by the allotment to him or them of Shares or other securities of the Company credited as paid up in full or in part of otherwise as may be the thought expedient.

(Q) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and other for underwriting, placing, selling or guaranteeing the subscription of any Share or other securities of the Company.

(R) To support and subscribe to any charitable or public object, and to support and subscribe to any institution, society, or club which may be for the benefit of the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid to any persons who are or have been Directors of, or who are or have been employed by, or who are serving or have served the Company, or of any company which is a subsidiary of the Company or the holding company of the Company or of the predecessors in business of the Company or of any such subsidiary or holding company and to the wives, widows, children and other relatives and dependants of such persons'; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary of the Company or holding Company and to lend money to any such employees or to trustees on their behalf to enable any such share purchase schemes to be established or maintained.

(S) To promote any other company for the purpose of acquiring the whole or any part of the business or property and undertaking any of the liabilities of the Company, or of undertaking any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(T) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

(U) To distribute among the Members of the Company in kind any property of the Company of any kind.

(V) To procure the Company to be registered or recognised in any part of the world.

(W) To do all or any of the things or mattes aforesaid in any part of the world and either as principals, agents, contractors, or otherwise and by or through agents or otherwise and either alone or in conjunction with others.

(X) To do all such other things as may be deemed incidental or conductive to the attainment of the above object or any of them.

The objects set forth in each sub-clause of this Clause shall not be restrictively construed but the widest interpretation shall be given thereto, and they shall not, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub-clause or form the terms of any other sub-clause or by the name of the Company. None of such sub-clauses or the object or objects therein specified or the powers thereby conferred shall be deemed subsidiary or ancillary to the objects or powers mentioned in any other sub-clause, but the Company shall have as full a power to exercise all or any of the objects conferred by and provided in each of the said sub-clauses as if each sub-clause contained the objects of a separate company.

5. The liability of the members is limited.

6. [3]The Share Capital of the Company is £100 divided into 100 shares of £1 each, with power to increase or divide the shares in the capital for the time being, into different classes, having

---

(i) [3] On 16th May 1974 the share capital was increased from £100 to £2000 dividend into 2000 Ordinary shares of £1 each.

(ii) On 11th January 1978 (a) the share capital was increased from £2000 to £150,000 by creating 1,480,000 Ordinary shares of 10p each and (b) the existing 2000 Ordinary shares of £1 each were converted into Deferred shares of £1 each.

(iii) On 22nd April 1985 the share capital was increased from £150,000 to £298,000 by creating 1,480,000 shares of 10p each.

(iv) On 6th December 1985 (a) the 2000 Deferred shares of £1 each were cancelled and the amount of the authorised share capital diminished by £2000 accordingly; (b) each of the 2,960,000 Ordinary shares of 10p each were sub-divided into 2 Ordinary shares of 5p each; and (c) the share capital was increased from £296,000 to £750,000 by creating 9,080,000 Ordinary shares of 5p each.

(v) On 6th May 1986 the share capital was increased from £750,000 to £2,750 by creating 40,000,000 Ordinary shares of 5p each.

(vi) On 21st July 1986 the share capital was increased from £2,750,000 to £3,760,020 by creating 10,000.000 Ordinary shares each of 5p and 510,020 Convertible Redeemable Deferred shares of £1 each.

(vii) On 9th October 1986 the share capital was increased from £3,760,020 to £4,501,270 by creating 14,825,000 Ordinary shares of 5p each.

(viii) On 12th March 1992 the share capital was increased from £4,501,270 to £14,769,748 by creating 205,369,577 Ordinary shares of 5p each.

such rights, privileges and advantages as to voting and otherwise, as the Articles of Association may from time to time prescribe.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAME, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
Jean Herbert 71A City Road London EC1 Company Director	One
Thomas Arthur Herbert, LL.B 71A City Road London EC1 Barrister-at-Law	One

DATED the 4th day of July 1967

WITNESS to the above signature

Elizabeth Stewart
19 Walker Street
Edinburgh, 3

Secretary
No. 912624

(ix) On 1st June 1993 the share capital was increased from £15,750,000 to £20,000,000 by the creation of 85,000,000 shares of 5p each.

(x) On 11th December 1997 the share capital was increased from £20,000,000 to £25,500,000 by the creation of 110,000,000 shares of 5p each.

THE COMPANIES ACT 1985 AND 1989

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

TAYLOR NELSON SOFRES plc

THE COMPANIES ACT 1985 AND 1989

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

TAYLOR NELSON SOFRES plc

(As adopted by Special Resolution passed on 9th June 1992 and amended by special resolutions passed on 31 May 1994, 28 May 1996, 16 June 1998 and 13 June 2000.)

PRELIMINARY

1

(A) In these Articles the following words and expressions have the following meanings:-

Expression	**Meaning**
Act	the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force
audited balance sheet	the latest audited balance sheet of the Company unless as at the date of such balance sheet there shall have been made up as at such date and audited a consolidated balance sheet of the Company and its subsidiaries (with such exceptions as may be permitted in the case of a consolidated balance sheet prepared for the purposes of the Statutes) and in the latter event "the audited balance sheet" means the audited consolidated balance sheet of the Company and such subsidiaries and references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively and there shall be excluded any amounts attributable to outside interests in subsidiaries
Auditor	the auditor for the time being of the Company
Board	the Board of Directors for the time being of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present
clear days	in relation to the period of a notice, the period excluding the day on which the notice is given or deemed to be given and the day for which it is given or on which it takes effect

Company	Taylor Nelson Sofres plc
dividend	includes bonus, if not inconsistent with the subject or context
Executive Director	A Director of the Company who holds an executive office (including but not limited to a Managing Director, Joint Managing Director, or Assistant Managing Director) or other executive position with the Company or whose terms of service provide, or whose services are supplied, for the performance of executive duties on behalf of the Company
Group	the Company and its subsidiaries (within the meaning of section 736 of the Act) for the time being
London Stock Exchange	The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited
month	calendar month
Office	the registered office for the time being of the Company
paid up	paid up or credited as paid up in respect of the nominal amount of a Share
Register	the register of members of the Company
Seal	the common seal of the Company
Secretary	subject to the provisions of the Statutes includes joint Secretaries, a temporary or an assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary
Securities Seal	An official seal kept by the Company by virtue of Section 40 of the Act
Statutes	the Act and every other Act for the time being in force concerning companies and affecting the Company
these Articles	the Articles of Association as altered from time to time
United Kingdom	Great Britain and Northern Ireland
writing	includes printing, typewriting, lithography, photography and any other mode or modes of presenting or reproducing words in a visible form

year year from the 1st January to the 31st December inclusive

(B) Words importing:

(i) the singular number only include the plural number and vice versa;

(ii) the masculine gender only include the feminine gender;

(iii) persons include operations

(C) References to :

(i) "mental disorder" mean mental disorder as defined in section 1 of the Mental Health Act 1983 and "mentally disordered" shall be construed accordingly;

(ii) any section or provision of the Act, if not inconsistent with the subject or context, include any corresponding or substituted section or provision of any Statute amending consolidating or replacing the Act;

(iii) an Article by number are to the particular Article of these Articles

(D) Subject as aforesaid, any word or expression defined in the Statutes shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

(E) The headings are inserted for convenience only and shall not affect the construction of these Articles.

2 No regulations for management of a company set out in any schedule to any statute concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

BUSINESS

3 Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the Board at such time or times as it shall think fit, and further may be suffered by it to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the Board may deem it expedient not to commence or proceed with the same.

SHARE CAPITAL

4 The authorised share capital of the Company is £25,500,000 divided into 510,000,000 Ordinary shares of 5p each ("Ordinary shares").

5 Without prejudice to any special rights previously conferred on the holders of the existing shares, and subject to the provisions of the Statues and of these Articles, any shares may be

issued with such preferential, deferred, qualities or other special rights, privileges or conditions, whether in regard to dividend, voting, return of capital or otherwise, (including, but without prejudice to the generality of the foregoing, and subject to the provisions of Part V of Chapter VII of the Act shares which are to be redeemed or are liable to be redeemed' at the option of the Company) as the Company may from time to time in general meeting direct.

6 The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statues. Any such commission or brokerage may be satisfied in fully paid shares of the Company, in which case section 97 of the Act shall be complied with.

7 If two or more persons are registered as joint holders of any share any one of such persons may give effective receipts for any dividends or other moneys payable in respect of such share, but such power shall not apply to the legal personal representatives of a deceased member.

8 The Company shall not be bound to register more than four persons as joint holders of any share.

9 Except as otherwise expressly provided by these Articles or as required by law or as ordered by a Court of competent jurisdiction, no person shall be recognised by the Company as holding any share on any trust, and the Company shall not be bound by or required to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any right whatsoever in respect of any share or any interest in any fractional part of a share other than an absolute right to the entirety thereof in the registered holder.

10

A) Except as otherwise expressly provided by these Articles every member (except a Stock Exchange nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without payment, to receive within two months after allotment or lodgement of a transfer (unless the conditions of issue provide for a longer interval) one certificate under the Seal for all the shares of each class registered in his name, specifying the number, class, and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up thereon.

B) Notwithstanding the provisions of these Articles to the contrary if and so long as permission shall have been granted by the Operator of a relevant system as each such term is defined in the Uncertificated Securities Regulations 1995 (" the Regulations ") for the Ordinary shares to be transferred by means of that relevant system, including without limitation the CREST system of which CRESTCo Limited is the Operator, title to the Ordinary shares may be transferred by means of that relevant system and the provisions of these Articles shall not apply to any uncertificated ordinary shares to the extent that they are inconsistent with:

(i) the holding of any Ordinary shares in uncertificated form for that relevant system;
(ii) the transfer of title to any Ordinary shares by means of that relevant system; and
(iii) any provision of the Regulations.

11 If and so long as all the issued shares in the capital of the Company or all the issued shares of a particular class are fully paid up and rank pari passu for all purposes, then none of those

shares shall bear a distinguishing number. In all other cases each share shall bear a distinguishing number.

12 In the case of joint holders the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to any one of them shall be sufficient delivery to all.

13 Where a member has transferred part only of the shares comprised in a certificate, he shall be entitled without charge to a certificate for the balance of his shares.

14 Every certificate for shares or debentures or representing any other form of security of the Company shall in accordance with Article 132 be issued under the Seal, or an official seal kept by the Company by virtue of section 40 of the Act or, in the case of shares on a branch register, an official seal for use in the relevant territory.

15 No certificate shall be issued representing shares of more than one class, or in respect of shares held by a Stock Exchange Nominee.

16

A) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

B) If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request.

C) If any share certificate shall be defaced, worn out, destroyed or lost, it may on request be renewed on such evidence being produced and such indemnity (if any) being given as the Board shall require, and on payment of any exceptional out-of-pocket expenses of the Company of investigating such evidence and (in the case of defacement or wearing out) on delivery up of the old certificate, but without any further charge.

D) In the case of shares held jointly by several persons any such request mentioned in this Article may be made by any one of the joint holders.

LIEN ON SHARES

17 The Company shall have a lien on its shares not being fully paid to the extent and in the circumstances permitted by section 150 of the Act.

18 The Board may sell all or any of the shares subject to any lien at such time or times and in such manner as it may think fit but no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying

the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on such member or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for seven days after service of such notice.

19 The net proceeds of any sale of shares subject to any lien shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (if any) shall be paid to the member or the person (if any) entitled by transmission to the shares so sold.

20 Upon any such sale as aforesaid, the Board may authorise a person to transfer the shares sold to the purchaser and may enter the purchaser's name in the Register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

(a) CALLS ON SHARES

21 Subject to the provisions of these Articles and to the terms of allotment of the shares, the Board may from time to time make such calls on the members in respect of all moneys unpaid on their shares as it may think fit, provided that fourteen days' notice at least is given to each call. Each member shall be liable to pay the amount of every call so made on him to the persons, by the instalments (if any) and at the times and places appointed by the Board.

22 A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

23 The joint holders of a share shall be jointly and severally liable for the payment of all calls and instalments in respect thereof.

24 If before or on the day appointed for payment thereof a call or instalment payable in respect of a share is not paid, the person from whom the same is due shall pay interest on the amount of the call or instalment at such rate not exceeding 2 per cent. per annum over the base rate of the Royal Bank of Scotland plc from time to time prevailing as the Board shall fix from the day appointed for payment thereof to the time of actual payment, but the Board may waive payment of such interest wholly or in part.

25 No member shall be entitled to receive any dividend or to be present and vote at any General Meeting either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

26 Any sum which by the terms of issue of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date

fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other relevant provisions of these Articles, shall apply as if such sum were a call duly made and notified.

27 The Board may from time to time make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such calls.

28 The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys due on his shares beyond the sums actually called up thereon, and on the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Board may pay or allow such interest as may be agreed between it and such member, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up: PROVIDED THAT no dividend shall be payable on so much as the moneys paid up on a share as exceeds the amount for the time being called up thereon. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced.

TRANSFER OF SHARES

29 Subject to such of the restrictions contained in these Articles as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form, or in such other form as the Board shall from time to time approve.

30 Such instrument of transfer must (if so required by Law) be duly stamped and be left at the Office, or at such other place as the Board may appoint, accompanied by the certificate for the shares to be transferred and such other evidence (if any) as the Board may require to prove the title of the intending transferor (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so).

31 Every instrument of transfer must be in respect of only one class of share.

32 The instrument of transfer of a share shall be signed by or on behalf of the transferor, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered into the Register in respect thereof.

33 In the case of a partly paid up share the instrument of transfer must also be signed by or on behalf of the transferee.

34 All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Board may refuse to register shall (except in case of fraud) be returned to the party presenting the same.

35 The Board may, in its absolute discretion, and without assigning any reason refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve and refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

36 If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to a transferee notice of such refusal as required by Section 183 of the Act.

37 The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods as the Board may from time to time determine: PROVIDED THAT such registration shall not be suspended for more than thirty days in any year.

38 No fee shall be charged:

i) for registration of a transfer; or

ii) on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares.

TRANSMISSION OF SHARES

39 In the case of the death of a member, the survivors or survivor, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

40 Subject to the provisions of these Articles, any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, on such evidence as to his title being produced as the Board may require, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

41 If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered, he shall testify his election by executing a transfer of such share to such person. All the provisions of these Articles relating to the right to transfer and the registrations of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

42 A person entitled to a share by transmission shall be entitled to receive, and may give a discharge for, any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the

Company, or, save as aforesaid, to exercise any of the rights or privileges of a member unless and until he shall become a member in respect of the share.

FORFEITURE OF SHARES

43

A) If a member fails to pay the whole or any part of any call or instalment of a call on or before the day appointed for the payment thereof, the Board may at any time thereafter, during such time as the call or instalment or any part thereof remains unpaid, serve a notice on him or on the person entitled to the share by transmission requiring payment of such call or instalment or such part thereof as remains unpaid, together with interest at such rate not exceeding 2 per cent, per annum over the base rate of the Royal Bank of Scotland plc from time to time prevailing as the Board shall determine and any expenses incurred by the Company by reason of such non-payment.

B) The notice shall :

(i) name a further day (not earlier than the expiration of seven days from the date of the notice) on or before which such call or instalment or part thereof and all interest and expenses that have accrued by reason of such non-payment are to be paid;

(ii) name the place where the payment is to be made; and

(iii)state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made or instalment was due will be liable to be forfeited.

C) If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

44 When any share has been forfeited in accordance with these Articles, notice of the forfeiture shall forthwith be given to the holder of the share or to the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given and of the forfeiture with the date thereof shall be made in the Register in respect of such share; but the provisions of this paragraph are directory only, and no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

45 Notwithstanding any such forfeiture as aforesaid, the Board may, at any time before the forfeited shares have been otherwise disposed of, annul the forfeiture, on the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as it shall see fit.

46 The Board may accept a surrender of any share liable to be forfeited hereunder.

47 Every share which shall be forfeited or surrendered shall thereupon become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before forfeiture or surrender the holder thereof or entitled thereto or to any other person on such terms and in such manner as the Board shall think fit, and the Board may if necessary authorise a person to transfer the same to such other person as aforesaid.

48 A shareholder whose shares have been forfeited or surrendered shall nevertheless be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture or surrender, and interest thereon to the date of payment in the same manner in all respects as if the shares had not been forfeited or surrendered, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture or surrender without any reduction or allowance for the value of the shares at the time of forfeiture.

49 The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share as between the shareholder whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

50 A statutory declaration that the declarant is a Director or Secretary of the Company and that a share has been duly forfeited or surrendered in pursuance of these Articles, and stating the date on which it was forfeited or surrendered, shall as against all persons claiming to be entitled to the share adversely to the forfeiture or surrender thereof, be conclusive evidence of the facts therein stated and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof and a certificate for the share under the Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share. Subject to the execution of any necessary transfer such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or surrender, sale, re-allotment or disposal of the share.

ALTERATIONS OF CAPITAL AND PURCHASE OF SHARES

51

A) The Company in General Meeting may from time to time:

i) by Ordinary Resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks

expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share and in the case of any share registered in the name of one holder or joint holders being consolidated with shares registered in the name of another holder or joint holders may make such arrangements as may be thought fit for the sale of the consolidated share or any fractions thereof and for such purpose may appoint some person to transfer the consolidated share to the purchaser and arrange either for the distribution among the persons entitled thereto of the net proceeds of such sale after deduction of the expenses of sale or for the payment of such net proceeds to the Company. PROVIDED THAT the necessary unissued shares are available the Board may alternatively in each case where the number of shares held by any holder is not an exact multiple of the number of shares to be consolidated into a single share issue to each such holder credited as fully paid up by way of capitalisation the minimum number of shares required to round up his holding to such a multiple (such issue being deemed to have been effected immediately prior to consolidation) and the amount required to pay up such shares shall be appropriated at its discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of the Company's profit and loss account and capitalised by applying the same in paying up such shares.

(b) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(c) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Statutes, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as the Company has power to attach to un-issued or new shares;

ii) by Special Resolution reduce its share capital or any capital redemption reserve or share premium account in any manner authorised and subject to any conditions prescribed by the Statutes

B) Subject to the provisions of the Statutes the Company may purchase its own shares (including any redeemable shares) provided that if, prior to such purchase there are convertible shares of the Company no such Purchase shall be made and (where the Statutes require the contract for the purchase to be approved by a Special Resolution) no contract relating to any such purchase shall be entered into unless:

i) it has received the consent in writing of the holders of not less than three-quarters in nominal value of any class of convertible shares other than those which are

convertible into shares which as respects dividend and capital carry a right to participate only up to a specified amount in a distribution; or

ii) it has been sanctioned by an Extraordinary Resolution passed at a separate General Meeting of the holders of such convertible shares to which Meeting the provisions of Article 53 shall mutatis mutantis apply.

INCREASE OF CAPITAL

52 The Company in General Meeting may from time to time by Ordinary Resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts and to carry such special rights (if any) or to be subject to such restrictions (if any) as are referred to in Article 5 as the General Meeting resolving on such increase may direct. Subject to any directions made by the Company when resolving on the increase of capital, any new shares shall, be at the disposal of the Board.

MODIFICATION OF CLASS RIGHTS

53 All or any of the rights or privileges for the time being attached to any share or class of shares in the capital of the Company (and notwithstanding that the Company may be or be about to be in liquidation) may be varied or abrogated (i) in such manner (if any) as may be provided by such rights, or (ii) in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class, or with the sanction of an Extraordinary Resolution passed at a separate General Meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise). All the provisions hereinafter contained as to General Meetings shall mutatis mutants apply to every such meeting, but so that the quorum thereat shall be persons holding or representing by proxy one-third of the nominal amount paid up of the issued shares of the class, and that each holder of shares of the class, present in person or by proxy, shall on a poll be entitled to one vote for every share of the class held by him, and if at any adjourned meeting of such holders such quorum as aforesaid is not present any two holders of shares of the class who are present in person or by proxy shall be a quorum. The Board shall comply with the provisions of section 380 of the Act as to forwarding a copy of any such consent or resolution to the Registrar of Companies.

54 Subject to the terms on which any shares may be issued, the rights or privileges attached to any class of shares in the capital of the Company shall be deemed to be varied or abrogated by the reduction of the capital paid up on such shares or by the allotment of further shares ranking in priority thereto for payment of a dividend or repayment of capital but shall not be deemed to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued.

GENERAL MEETINGS

55 The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year. Not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next. The Annual General Meeting shall be held at such time and place as the Board shall determine. All General Meetings, other than Annual General Meetings, shall be called Extraordinary General Meetings.

56 The Board may call an Extraordinary General Meeting whenever it thinks fit, and Extraordinary General Meetings shall also be convened on such requisition, or in default may be convened by such requisitions, as provided by section 388 of the Act.

57 In the case of an Annual General Meeting or of a meeting convened for the purpose of passing a Special Resolution, twenty one clear days' notice at the least, and in any other case fourteen clear days' notice at the least, specifying the place, the day and the hour of meeting and in the case of special business the general nature of such business shall be given in manner hereinafter mentioned to the Auditor and to such persons as are under the provisions of these Articles entitled to receive notice of General Meetings from the Company, but with the consent of all persons for the time being entitled as aforesaid, or of such proportion thereof as is prescribed by section 369(4) of the Act, a meeting may be convened on a shorter notice, and in such manner as such persons may approve. The accidental omission to give such notice to, or the non-receipt of such notice by, any such person shall not invalidate any resolution passed or proceeding at any such meeting. Every notice convening an Annual General Meeting of the Company shall describe the meeting as an Annual General Meeting.

58 In every notice calling a General Meeting of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and (on a poll) vote instead of him and that a proxy need not also be a member.

59 In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of Proxy by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

60

A) No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. For all purposes the quorum shall be not less than three persons entitled to vote upon the business being transacted each being a member or a proxy for a member of a duly authorised representative or proxy for the corporation.

B) If within fifteen minutes from the time appointed for the holding of a General Meeting a quorum is not present, the meeting if convened on the requisition of members shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at

the same time and place, or to such other day and a such time and place as the Board may determined, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting should be dissolved.

PROCEEDINGS AT GENERAL MEETINGS

61 All business that is transacted at an Extraordinary General Meeting shall be deemed special and all business that is transacted at an Annual General Meeting shall also be deemed special, with the exception of the declaration of a dividend, the consideration of the accounts and balance sheet and the reports of the Directors and the Auditor and any other documents, required to be annexed to the balance sheet, the election of Directors, the re-appointment of the Auditor retiring and the fixing of the remuneration of the Directors and the Auditor.

62 The Chairman (if any) of the Board shall preside at every General Meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the Deputy Chairman (if any) shall if present and willing to act preside at such meeting but if the Chairman and Deputy Chairman shall not be so present and willing to act the Directors present shall choose one of their number to act, or if there be only one Director present he shall be Chairman if willing to act. If there be no Director present and willing to act, the members present and entitled to vote shall choose one of their number to be Chairman of the Meeting.

63 The Chairman may, with the consent of any General Meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, seven clear days' notice at the least, specifying the place, the day, and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting, but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

64 At any General Meeting a resolution put to a vote of the meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands a poll be demanded by:

i) the Chairman; or

ii) in writing by at lease three persons entitled to vote at the meeting; or

iii) in writing by a member or members representing one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

iv) in writing by a member or members holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

65 Unless a poll be so demanded, a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

66 If :-

i) any objection shall be raised to the qualification of any voter; or

ii) any votes have been counted which ought not to have been counted or which might have been rejected; or

iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting on any resolution unless the same is raised or pointed out at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

67 If a poll be demanded in manner aforesaid, it shall (subject as provided in Article 68) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman shall direct. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

68 A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith.

69 In the case of an equality of votes, either on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled To a second or casting vote.

70 The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business, other than the question on which a poll has been demanded. The demand for a poll may be withdrawn but only with the consent of the Chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. No notice need be given of a poll not taken immediately if

the time and place at which it is to be taken are announced at the meeting at which it is given. In any other case, at least seven clear days notice shall be given specifying the time and place at which the poll is to be taken.

VOTING

71 Subject to any rights or restrictions for the time being attached to any class or classes of shares on a show of hands every member present in person shall have one vote, and on a poll every member shall have one vote for each share of which he is the holder.

72 Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any Court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or by proxy on behalf of such member at any General Meeting.

73 If two or more persons are jointly entitled to a share, then in voting on any question the vote of the senior who tenders the vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

74

A) No member shall, unless the Board otherwise determine, be entitled in respect of shares held by him to vote at a General Meeting or meeting of the holders of any class of shares of the Company either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company or of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

B) If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, then the Board may in their absolute discretion at any time thereafter serve a notice (a "direction notice") upon such member as follows: -

(a) a direction notice may direct that, in respect of the shares in relation to which the default occurred ("default shares"), the member shall not be entitled to vote at a General Meeting or meeting of the holders of any class of shares of the Company either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company or of the holders of any class of shares of the Company; and

(b) where the default shares represent at least 0.25 per cent of the class of shares concerned, then the direction notice may additionally direct that:

(a) in respect of the default shares, any dividend or part thereof or other money which would otherwise be payable on such shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and, in the circumstances where an offer of the right to elect to receive Ordinary Shares instead of cash in respect of any dividend is or has been made, any election made thereunder by such member in respect of such default shares shall not be effective

(b) no transfer other than an approved transfer of any of the shares held by such member shall be registered unless:

(i) the member is not himself in default as regards supplying the information requested; and

(ii) the transfer is of part only of the member's holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Board to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any way of the shares the subject of the transfer.

The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

C) If shares are issued to a member as a result of that member holding other shares in the Company and if the shares in respect of which the new shares are issued are default shares in respect of which the member is for the time being subject to particular restrictions, the new shares shall on issue become subject to the same restrictions whilst held by that member as such default shares. For this purpose shares which a company procures to be offered to members pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued as a result of a member holding other shares in the Company.

D) Any direction notice shall have effect in accordance with its terms for as long as the default, in respect of which the direction notice was issued, continued but shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer.

E) For the purpose of this Article:

i) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said Section 212 which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant Section 212 notification) the Company knows or

has reasonable cause to believe that the person in question is or may be interested in the shares;

ii) the prescribed period in respect of any particular member is 28 days from the date of service of the said notice under Section 212 except where the default shares represent at least 0.25 per cent of the class of shares concerned in which case such period shall be 14 days;

iii) a transfer of shares is an approved transfer if but only if:

(a) it is a transfer of shares to an offeror or by way or in pursuance of acceptance of a take-over offer for a company (as defined in Section 14 of the Company Securities (Insider Dealing) Act 1985; or

(b) the Board are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member and with other persons appearing to be interested in such shares; or

(c) the transfer results from a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any stock exchange outside the United Kingdom on which the Company's shares are normally traded.

F) Nothing contained in this Article shall limit the power of the Board under Section 216 of the Act.

75 On the poll:

(i) votes may be given either personally or by proxy; and

(ii) a member entitled to more than one vote need not use all his votes or case all the votes he uses in the same way.

76 Any person (whether a member of the Company or not) may be appointed to act as a proxy. A member may appoint more than one proxy to attend on the same occasion.

77 An instrument appointing a proxy:

i) shall:

(a) be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if such appointor is a corporation, either under its common seal or under the hand of some officer or attorney duly authorised in that behalf;

(b) be deemed to include the power to demand or to concur in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit; and

(c) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates;

(i) may be in any common form or in such other form as the Board shall approve; and

(ii) need not be witnessed.

78 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified or office copy of such power or authority, shall be deposited at the Office, or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company, not less than forty eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposed to vote, or, in the case of a poll, not less than twenty four hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

79 The Board may at the expense of the Company send, by post or otherwise, instruments of proxy (reply-paid or otherwise) to members for use at any General Meeting or at any meeting of any class of members of the Company, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy.

80 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place as is referred to in Article 78, at lease one hour before the commencement of the meeting or adjourned meeting or the taking of the poll at which the instrument of proxy is used.

CORPORATIONS ACTING BY REPRESENTATIVES

81 Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any meeting of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

PRESIDENT

82

A) The Board may from time to time appoint any director or any other person to be President and may determine the period for which he is to hold office.

B) Any such appointment may be made on such terms as to remuneration and otherwise as the Board shall from time to time determine.

C) It shall be the duty of the President to advise the Board on such matters as he or it may deem to be of interest to the Company but the President shall not by virtue of his office as such have any powers or duties in relation to the management of the business of the Company.

DIRECTORS

83 The number of Directors shall not be less than two.

84 A Director shall not be required to hold any qualification shares but shall be entitled to receive notice of, attend and speak at all General Meetings of the Company and of any class of members of the Company.

85

A) Each of the Directors shall be entitled to receive by way of remuneration for their services in each year such sum as the Board may determine.

The Board of Directors may elect a Remuneration Committee consisting of directors, which is empowered to authorise special remuneration to a Director.

B) The Directors shall also be entitled to be repaid all travelling hotel and other expenses necessarily incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from Board Meetings, Committee Meetings or General Meetings or otherwise incurred while engaged on the business of the Company.

C) If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director, the Board may pay him special remuneration, in addition to any fees or ordinary remuneration, and such special remuneration may be by a lump sum or by way of salary, commission, participation in profits or otherwise as may be arranged, and shall be charged as part of the Company's ordinary working expenses.

86 Subject as herein otherwise provided, the office of a Director shall be vacated:

A) if a receiving order is made against him or he makes any arrangement or composition with his creditors generally;

B) if be absents himself from the meetings of the Board during a continuous period of six months without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office.

C) if he is prohibited from being a Director by any order made under any provision of the Statutes;

D) If in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf of the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

E) If by notice in writing given to the Company he resigns his office.

DIRECTORS' POWERS

87 Subject to the provisions of the Statutes, no Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into on behalf of the Company in which any Director is in any way directly or indirectly interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of the fiduciary relationship thereby established, but the nature of this interest must be declared by him at the meeting of the Board at which the question of entering into the contract or arrangement is the first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Board held after he became so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Board held after be becomes so interested. A general notice in writing given to the Board by any Direction to the effect that he is a member of any specified company of firm, and is to be regarded as interested in any contract which may thereafter be made with such company or firm, shall (if such Director shall give the same at a meeting of the Board or shall take reasonable steps to secure that the same is brought up and read at the next meeting of the Board after it is given) be deemed a sufficient declaration of interest in relation to any contract so made.

88 Save as hereinafter in these Articles provided a Director shall not vote in respect of any contract or arrangements or any other proposal whatsoever in which he has any material otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum of a meeting in relation to any resolution on which he is debarred from voting

89 A Director shall (in the absence of some other material; interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(i) the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer, he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning any other company in which he is interested directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all the circumstances);

(v) any proposal concerning the adoption modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional on approval by the Board of Inland Revenue for taxation purposes; or

(vi) any proposal relating to any arrangement for the benefit of employees under which he benefits or may benefit in a similar manner as the employees and which does not accord to him as a Director any privilege or advantage not generally accorded to the employees to which the arrangement relates.

90 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately. In such case each of the Directors concerned (if not debarred from voting under the proviso to paragraph (iv) of Article 89) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

91 If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily

agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive, except in a case where the nature or extent of the interest of the Director concerned has not been fairly disclosed.

92 Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to a remuneration for professional services as if he were not a Director PROVIDED THAT nothing herein contained shall authorise a Director or his firm to act as the Auditor.

93 Any Director may continue to be or become a director of, or hold any other office or place of profit under, any other company in which the Company may be interested, and no such Director shall be accountable for any remuneration salary, commission, participation in profits, pension, superannuation or other benefits received by him as a director of, or holder of any other office or place of profit under or member of, any such other company. The Board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it may think fit (including the exercise thereof in favour of any resolution appointing the Directors or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

POWERS AND DUTIES OF DIRECTORS

94 The business of the Company shall be managed by the Board, which may exercise all such powers of the Company and do on behalf of the Company all such acts as may be exercised and done by the Company and as are not by the Statutes or by these Articles required to be exercised or done by the Company in General Meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations (not being inconsistent with such aforesaid provisions) as may be prescribed by the Company in General Meeting, but no regulation made by the Company in General Meeting shall invalidate any prior act of the Board which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

95

A) Subject as hereinafter provided the Board on behalf of the Company may exercise all the powers of the Company to borrow money or to guarantee and to mortgage or charge its undertaking property and uncalled capital and (subject to the provisions of the Act regarding authority to allot debentures convertible into shares) to create and issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

B) The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards subsidiaries only insofar as by the

exercise of such rights or powers of control the Board can secure) that the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Group and owing to persons outside the Group shall not at any time without the previous sanction of an Ordinary Resolution of the Company exceed a sum equal to twice the Adjusted Total of Capital and Reserves as hereinafter defined.

C) No person dealing with the Company or any of its subsidiaries shall by reason of the foregoing provisions of this Article be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or recipient of the security had at the time when the debt was incurred or security given express notice that such limit had been or would thereby be exceeded.

D) For the purposes of this Article: -

"Adjusted Total of Capital and Reserves" means at any material time the aggregate of: -

(i) the amount paid up or credited as paid up on the issued share capital of the Company; and

(ii) the amounts standing up to the credit of the capital and revenue reserves (including but not limited to share premium account, capital redemption reserve fund and profit and loss account), all as shown in the latest audited balance sheet of the Group but:

(a) adjusted as may be appropriate in respect of any variation in such paid up share capital or reserves since the date of such balance sheet, and so that if any issue of shares in the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall be deemed to have been paid up at the date when the underwriting became unconditional;

(b) adjusted as may be appropriate in respect of any variation in interest in subsidiaries since the date of such balance sheet;

(c) adding thereto any amount deducted therefrom for goodwill arising on consolidation;

(d) excluding any amount shown therein in respect of outside shareholders' interests in subsidiaries;

(e) deducting therefrom any debt balance on profit and loss account and an amount equal to any distribution by the Company to its members or by any subsidiary otherwise than to the Company or to another subsidiary out of profits earned prior to the date of such balance sheet which may have been declared, recommended or made since that date except insofar as provided for therein;

(f) excluding any amounts set aside for deferred taxation; and

(g) after making such other adjustments (if any) as the Auditors for the time being of the Company shall consider appropriate.

"Moneys borrowed" shall be deemed to include :-

(i) the principal amount for the time being outstanding in respect of any debentures and any fixed or minimum premium, payable on final redemption or repayment thereof;

(ii) the principal amount raised by any member of the Group by acceptances or under any acceptance credit opened on its behalf and in its favour by any bank or accepting house other than in respect of the purchase or sale of goods in the ordinary course of trading;

(iii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed (not being issued share capital or moneys borrowed beneficially owned by the Company of a wholly owned subsidiary) including in each case any fixed or minimum premium payable on final redemption or repayment the redemption or repayment whereof is guaranteed or secured by, or the subject of any indemnity given by, any member of the Group; and

(iv) the nominal amount of any share capital, except equity share capital which as regards capital has rights no more favourable than those attached to its ordinary share capital, of a subsidiary which is beneficially owned by any person other than a member or members of the Group;

but shall be deemed not to include: -

(i) until a date six months after the date on which a company became or becomes a subsidiary, an amount equal to the moneys borrowed of such company outstanding on the latter date unless such borrowing were made or incurred in contemplation or as part of the transaction under which such company became or becomes a subsidiary;

(ii) amounts of moneys borrowed and otherwise falling to be taken into account pursuant to this Article pending their application for the purpose of repaying the whole or any part of other moneys borrowed which fall to be taken into account pursuant to this Article, provided that they are or are intended to be so applied within six months of being so borrowed;

(iii) borrowings from bankers or others for the purpose of financing any contract in respect of which any part of the price receivable is guaranteed or insured by the Export Credits Guarantee Department, or any

institution carrying on similar business, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured;

(iv) a proportion of the moneys borrowed by any partly owned subsidiary (but only to the extent that an amount equivalent to such proportion exceeds moneys borrowed (if any) from such partly owned subsidiary by the Company or another subsidiary) such proportion being that which the issued ordinary share capital of such partly owned subsidiary which is not for the time being beneficially owned directly or indirectly by the Company bears to the whole of its issued ordinary share capital;

(v) moneys borrowed which are for the time being deposited with H M Customs & Excise or other body designated by any relevant legislation or order in connection with import deposits or any similar government scheme to the extent that the members of the Group making such deposit retains its interests therein; and so however that no amount shall be taken into account as moneys borrowed more than once in the same calculation,

E) A certificate or report by the Auditor as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed or secured or to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

F) Notwithstanding the foregoing no lender or other person dealing with the Company shall be concerned to see or enquire whether the limit contained in this Article is observed. No debt incurred in excess of such limit shall be invalid and no security given for the same shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded.

96 The continuing Directors may act as a Board at any time notwithstanding any vacancy in their body: PROVIDED ALWAYS that in case the Directors shall at any time be reduced in number to less than the minimum number prescribed by or in accordance with these Articles it shall be lawful for them to act as a Board for the purpose of filling up vacancies in their body or of summoning a General Meeting of the Company, but not for any other purpose.

97 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed (as the case may be) in such manner as the Board shall from time to time by resolution determine.

LOCAL BOARDS AND ATTORNEYS

98 The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company either in the United Kingdom or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board, or agent any of the powers, authorities and discretions vested in the Board (other than its power to make calls, forfeit shares or accept surrenders of shares), with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies, and any such appointment or delegation may be on such terms and subject to such conditions as the Board may think fit. The Board may remove any person so appointed and may annual or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

99 The Board may at any time and from time to time and by power of attorney under the Seal appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

MANAGING DIRECTOR AND OTHER APPOINTMENTS

100 The Board may from time to time appoint any one or more of its body to the office of Managing Director and/or such other office in the management of the business of the Company or place of profit under the Company, except that of the Auditor, as it may decide for such period (subject to the provisions of Section 319 of the Act) and on such terms as it thinks fit, and may vest in such Managing Director or such other officer such of the powers hereby vested in the Board as it may think fit, and such powers may be made exercisable for such period or periods, and on such conditions and subject to such restrictions, and generally on such terms as to remuneration and otherwise, as it may determine. The remuneration of a Managing Director or such other officer may be made payable by way of salary or commission or participation in profits, or by any or all of those modes, or otherwise as may be thought expedient and it may be made a term of his appointment that he shall receive a pension, gratuity or other behalf on his retirement.

101 Notwithstanding the appointment of a director to the office of Managing Director or any other office as is referred to in Article 100 he shall, notwithstanding the terms of any contract of service between him and the Company, be subject to retirement by rotation, and he shall be taken into account in determining the rotation on retirement of Directors, and in all other respect he shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to be Managing Director or holder of such other office if he cease to hold the office of Director for any cause.

ROTATION, APPOINTMENT AND REMOVAL OF DIRECTORS

102 At the Annual General Meeting of the Company in every year, every director of the Company who (a) has held an executive office of the Company or of any subsidiary of the Company, since the date of his or her last election or re-election (as the case may be) as a director of the Company, (b) has been a director at each of the preceding two Annual General Meetings, and (c) has not during that period at any time ceased to be a director (whether by resignation, retirement, removal or otherwise), shall retire as a director of the Company and every director who (a) has not held an executive office of the Company or of any subsidiary of the Company since the date of his or her last election or re-election (as the case may be) as a director of the Company and (b) was a director at the last preceding Annual General Meeting shall also retire as a director of the Company.

103 Unless and until otherwise determined by the Company by Ordinary Resolution, either generally or in any particular case, no Director shall vacate or be required to vacate his office as a Director on or by reason by his attaining or having attained the age of seventy, and any Director retiring or liable under the provisions of these Articles and any person proposed to be appointed a Director shall be capable of being re-appointed or appointed, as the case may be, as a Director notwithstanding that at the time of such re-appointment or appointment he has attained the age of seventy and no special notice need be given of any resolution for the re-appointment or appointment or approving the appointment as a Director of a person who shall have attained the age of seventy, and it shall not be necessary to give to the members notice of the age of any Director or person proposed to be re-appointed or appointed as such.

104 A retiring Director shall be eligible for re-election.

105 The Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto, and in default the retiring Director shall if offering himself to re-election be deemed to have been re-elected except in any of the following cases:

(i) at such meeting it is expressly resolved not to fill up such vacated office or a resolution for the re-election of such Director is put to the meeting and lost; or

(ii) such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

(iii)such Director has attained any retiring age applicable to him as Director pursuant to the Statutes

106 A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so

moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

107 No person other than a Director retiring at the meeting shall, unless recommended by the Board, be eligible for election to the office of Director at any General Meeting unless not less than seven nor more than twenty-one days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election, and also notice in writing signed by that person of his willingness to be elected.

108 The Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors.

109 Any Director appointed to fill a casual vacancy or as an addition to the existing Directors shall hold office only until the conclusion of the next following Annual General Meeting and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

110 The Company may by Ordinary Resolution of which special notice has been given in accordance with Section 303 of the Act remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim which such Director may have for damages for breach of any contract of service between him and the Company.

111 The Company may by Ordinary Resolution appoint another person in place of a Director removed from office under Article III and without prejudice to the powers of the Directors under Article 108 the Company in General Meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director. A person appointed in place of a Director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

ASSISTANT DIRECTORS

112

A) The Board may from time to time appoint any manager or other officer or person in the employment of any company in the Group for the time being to be an Assistant Director of the Company.

B) The appointment of a person to be an Assistant Director shall not, save as otherwise agreed between him and the Company or the subsidiary (if any) in whose service he may be, affect the terms and conditions of his employment by the Company or by any such subsidiary, whether as regards duties, remuneration, pension or otherwise, and his office

as an Assistant Director shall be vacated in the event of his being removed from office by a resolution of the Board.

C) The appointment, removal and remuneration of an Assistant Director shall be determined by the Board with full powers to make such arrangements as the Board may think fit, and the Board shall have the right to enter into any contract on behalf of the Company or to transact any business of any description without the knowledge or approval of any Assistant Director, except that no act shall be done that would impose any personal liability on any or all of the Assistant Directors except with his or their knowledge and consent.

D) In calculating the number to form a quorum at any meeting of the Board any Assistant Director shall not be counted.

E) An Assistant Director shall not be entitled to receive notice of or to vote at a meeting of the Board or (except when expressly invited by the Board to do so) to attend a meeting of the Board. He shall not require any share qualification and shall not be deemed to be a Director for the purposes of the Statutes or these Articles.

ALTERNATE DIRECTORS

113

A) Each Director shall have the power to nominate any other Director or any person approved for that purpose by Resolution of the Board to act as alternate Director at Meetings of the Board in his place during his absence and, at his discretion, to revoke such nomination.

B) Any appointment or removal of an alternate Director shall be effected by an instrument in writing delivered at the Office and signed by the appointor.

C) An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notice of meetings of the Board and to attend and to vote at any such meeting and to perform thereat all the functions of his appointor. An alternate Director shall have one vote for each Director whom he represents, in addition to his own vote if he is a Director, but he shall not be counted more than once in the quorum. Is his appointor is for the time being absent from the United Kingdom or otherwise not available the appointee's signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. Save as aforesaid, an alternate Director shall not have power to act as a Director nor shall be he deemed to be a Director for the purpose of these Articles.

D) An alternate Director shall be entitled to contract and to be interested in and to benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except such part (if any) of the remuneration otherwise

payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

E) An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director provided that if any Director retires by rotation or otherwise but it re-elected at the same Meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force.

PROCEEDINGS OF DIRECTORS

114 A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board.

115 It shall not be necessary to give notice of a Board Meeting to any Director for the time being absent from the United Kingdom, but where such Director is represented by an alternate Director, due notice of such meeting shall be given to such alternate Director either personally of by sending the same through the post addressed to him at the address in the United Kingdom given to the Company.

116 The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit and determine the quorum necessary for the transaction of business.

117 Until otherwise determined, two Directors shall be a quorum.

118 Questions arising at any meeting shall be decided by a majority of votes.

119 In case of an equality of votes the Chairman shall have a second or casing vote. Members of the Board or of any Committee thereof may participate in a meeting of the Board or of such Committee by means of conference telephone or similar communications equipment by means of which all persons participating in a meeting can year each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

120 For the purpose of these Articles an alternate Director shall be counted in a quorum and a Director who is an alternate Director shall be entitled to a separate vote on behalf of the Director when he is representing in addition to his own vote.

121 A resolution in writing signed by all the Directors for the time being in the United Kingdom, if constituting a majority of the Directors, shall be as effective for all purposes as a resolution passed at a meeting of the Board duly convened, held and constituted and may consist of several documents in like form each signed by one or more of the Directors.

122 The Board may from time to time elect or otherwise appoint a Director to be Chairman or Deputy Chairman and determine the period for which each of them is to hold office.

123 The Chairman, or in his absence the Deputy Chairman, shall preside at meetings of the Board, but if no such Chairman or Deputy Chairman be elected or appointed, or if any meeting the Chairman or Deputy Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

124

A) Except as provided in paragraph (B) of this Article the Board may delegate to:

(i) any committee appointed under paragraph (C) of this Article;

(ii) any executive Director (within the scope of Article 100);

(iii) any board established under Article 98;

(iv) the Secretary; and

(v) any attorney or attorneys appointed under Article 99

such of the powers, authorities or discretions vested in it as the Board thinks fit. Such delegation may include power to sub-delegate and may be annulled or varied by the Board at any time, but no person dealing in good faith and without notice of such annulment or variation shall be affected thereby.

B) The following powers of the Board may not be delegated except to a committee of the Board appointed under paragraph (C) of this Article, namely issuing shares; making call; declining to register transfers; determining Directors' remuneration; appointing and removing Directors (within the scope of Article 100); appointing Directors under Article 109; borrowing; recommending and declaring dividends.

C) The Board may delegate any of its powers to committees consisting of such member or members of its body as it thinks fit.

D) Any committee so formed shall in the exercise of the power so delegated conform to any regulations that may be imposed on it by the Board.

E) Any committee shall have power unless the Board directs otherwise to co-opt as a member or members of the committee for any specific purpose any person or persons although not being members of the Board or of the Company provided that the number of such co-opted persons shall be less than one half of the total number of the committee, and no resolution of the committee shall be effective unless the majority of

the members of the committee present at the meeting at which the resolution is passed are Director.

F) A committee may elect a Chairman of its meetings. If no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be Chairman of the meeting.

G) A committee may meet and adjourn as its members think fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman shall have a second or casing vote.

H) The meetings and proceedings of a committee shall be governed by the provisions therein contained for regulating the meetings and proceedings of the Board, so far as the same are applicable thereto and are not suspended by any regulations imposed by the Board under or by the provisions of paragraph (D) of this Article.

125 All acts bona fide done by any meeting of the Board, or of a committee of the Board, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

MINUTES

126

A) The Board shall cause minutes to be made:

i) of all appointments of officers made by the Board;

ii) of the names, of the Directors present at each meeting of the Board and of committees of the Board; and

iii) of all resolutions and proceedings at all meetings of the Company and of the Board and of committees of the Board.

B) Any such minutes shall be conclusive evidence of any such proceedings, if they purport to be signed by the Chairman of the meeting at which the proceedings were had or by the Chairman of the next succeeding meeting.

THE SEAL

127 The Board shall provide for the safe custody of the Seal, which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the Seal shall be affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some

other person appointed by the Board for the purpose: PROVIDED THAT the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the Seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares of debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person.

128

A) The Company may have:

i) an official seal kept by virtue of Section 40 of the Act; and

ii) an official seal for use abroad under the provisions of the Statutes, where and as the Board shall determine, and the Company may by writing under the Seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit.

Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any of such official seals as aforesaid.

B) Subject to the Statutes, the Company may dispense with the need for the Seal, either generally or in respect of particular classes of documents, as the Board's discretion, and, whether it does or does not dispense with the Seal, a document signed by a Director and the Secretary or by any two directors and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if executed under the Seal, and a document so executed by the Company which makes it clear on its face that it is intended to be a deed shall have effect upon delivery as a deed. PROVIDED THAT no document which makes it clear on its face that it is intended to be a deed shall be signed without the authority of the Board or of a committee of the Board authorised by the Board in that behalf.

SECRETARY

129 The Secretary shall be appointed by the Board for such term, at such remuneration and on such conditions as it may think fit, and any Secretary so appointed may be removed by the Board.

130 Anything by the Statutes of these Articles required or authorised to be done by or to the Secretary, if the office is vacant of there is for any reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board.

131 No person shall be appointed to hold office as Secretary who is:

(i) the sole Director of the Company; or

(ii) a corporation the sole director of which is the sole Director of the Company, or;

(iii) the sole director of a corporation which is the sole Director of the Company.

132 A provision of the Statues or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

RECORD DATES

133 Notwithstanding any other provision of these Articles the Board may fix a date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time within six months before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

DIVIDENDS AND RESERVES

134 The Company in General Meeting may declare dividends but no dividends shall exceed the amount recommended by the Board.

135 The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard dividend. PROVIDED THAT the Board acts bona fide the Board shall not incur and responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

136 The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

137 No dividend shall be paid otherwise than out of profits available for distribution in accordance with the Statutes.

138 No dividend shall bear interest against the Company.

139 Any dividend unclaimed for twelve months after having been declared (or, in the case of an interim dividend, remaining uncashed for a period of twelve months after having been sent) may be invested or otherwise made use of by the Board for the benefit of the

Company until claimed and the Company shall not be constituted a trustee in respect thereof.

140 Any dividend unclaimed for a period of twelve years after having been declared (or, in the case of an interim dividend, remaining uncashed for a period of twelve years after having been sent) shall be forfeited and shall revert to the Company.

141 The Board may, before recommending any dividend (whether preferential or otherwise), set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

142 Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share.

143 All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

144 The Board may deduct from any dividend payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

145 Any General Meeting declaring a dividend may direct payment of such dividend wholly or partly by the distribution of specific assets and in particular of paid up shares or debentures of any other company or in any one or more of such ways, and the Board shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine the cash payments shall be made to any members on the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board.

146 Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is

first named on the Register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant hall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts of any dividends or other moneys payable in respect of the shares held by them as joint holders. The Company shall not be responsible for any cheque or warrant lost in transmission.

CAPITALISATION OF RESERVES

147 The Board may resolve to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account and not required for payment of dividend on any shares with a preferential right to dividend and accordingly that such sum be set free for distribution amongst the members in proportion to the nominal amount of the ordinary shares held by them respectively, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Board may give effect to such resolution: Provided that a share premium account and a capital redemption reserve may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares.

148 The Board may further resolve that any shares allotted pursuant to Article 147 to holders of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends.

149 Whenever such a capitalisation as aforesaid shall have been resolved upon the Board shall make all appropriations and applications of the reserves or undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid up shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to make such provision by the issue of fractional certificates or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions and also to authorise any person to enter on behalf of all the members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation and (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares. Any agreement made under such authority shall be effective and binding on all such members.

ACCOUNTING RECORDS AND ACCOUNTS

150 The Board shall cause accounting records to be kept in accordance with section 221 of the Act.

151 The Board shall from time to time determine whether, in any particular case or class of cases, or generally, and to what extent, and at what times and places and under what conditions or regulations the accounts and books of the Company, or any of them shall be open to the inspection of members, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by the Statutes or as authorised by the Board or by resolution of the Company in General Meeting.

152 The Board shall from time to time, in accordance with the Statutes, cause to be prepared and to be laid before the Company in General Meeting such [profit and loss accounts, balance sheets, group accounts (if any)] and reports as are referred to in the Statutes. The Board shall in it report state the amount which it recommends to be paid by way of dividend.

153 Subject to Article 162, copies of all such documents as are referred to in Article in 152 and any other documents required by law to be annexed thereto shall not less than twenty one days before the date of the meeting before which they are to be laid be sent to all the members at their registered address and to all holders of debentures of the Company and to the Auditor as required by and subject to the provisions of the Statutes and the required number of copies of each of these documents shall at the same time be forwarded to the London Stock Exchange and to any other stock exchange on which all or any of the shares of the Company have been admitted for listing. Provided that the foregoing shall not require any copy of such documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

AUDIT

154 The accounts of the Company shall be examined and audited by the Auditor in accordance with the Statutes.

AUTHENTICATION OF DOCUMENTS

155 Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the officer of the Company having the custody thereof shall be deemed to be a person appointed by the Board as aforesaid.

156 A document purporting to be a copy of a resolution of the Board or an extract from the minutes of a meeting of the Board or any committee which is certified as aforesaid shall be conclusive evidence in favour of all person dealing with the Company upon the faith thereof that such resolution has been fully passed or, as the case may be, that such minutes or extract is a true and accurate record of the proceedings at a duly constituted meeting.

AUDITOR

157 Subject to the provisions of the Statutes, all acts done by any person or persons acting as Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they have at the time of their appointment not qualified for appointment.

158 The Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to received, and to be heard at any General Meeting on any part of the business of the meeting which concerns them as Auditor.

UNTRACED SHAREHOLDERS

159 The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a Member or any share or stock to which a person is entitled by transmission if and provided that:

(i) for a period of twelve years no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the Member or to the person entitled by transmission to the share or stock at his address on the Register, or other the last known address given by the Member or the person entitled by transmission to which cheques and warrants are to be sent, has been cashed; at least three dividends in respect of the shares in question have become payable and no dividend has been claimed, and no communication has been received by the Company from the Member or the person entitled by transmission; and

(ii) the Company has at the expiration of the said period of twelve years by advertisement in two national daily newspapers and in a newspaper circulating in the area in which the address referred to in paragraph (i) of this Article is located giving notice of its intention to sell such share or stock; and

(iii) the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Member of person entitled by transmission; and

(iv) The Company has first given notice in writing to the Stock Exchange of its intention to sell such shares.

To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such share or stock. The company shall account to the Member or other person entitled to such share or stock for the net proceeds of such sale and shall be deemed to be his debtor, and not a trustee for him in respect of the same. Any monies not

accounted for to the Member or other person entitled to such share or stock shall be carried to a separate account and shall be a permanent debt of the Company. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

DESTRUCTION OF DOCUMENTS

160 The Company may destroy:

(i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(ii) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date of such mandate, variation, cancellation or notification was recorded by the Company;

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document on the basis of which any entry in the Register is made, at any time after the expiry of six years from the date on which an entry in the Register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; provided always that:

(a) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled; and

(c) references in this Article to the destruction of any document include references to its disposal in any manner.

PROVISIONS FOR EMPLOYEES

161 The Company shall exercise the power conferred upon it by Section 719 of the Act only with the prior sanction of a Special Resolution. If at any time the capital of the Company is divided into different classes of shares, the exercise of such power as aforesaid shall be deemed to be a variation of the rights attached to each class of share and shall accordingly require the prior consent in writing of the holders of three-fourths in nominal value of the issued shares of each class or the prior sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the shares of each class convened and held in accordance with the provisions of Article 53.

SUMMARY FINANCIAL STATEMENTS

162 If and to the extent that the Statutes so permit the Company need not send copies of the documents referred to in Article 152 to members but may send such members summary financial statements or other documents authorised by the Statutes.

NOTICES

163 Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notice, or by delivering it to such address addressed as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours (or, where second-class mail is employed forty-eight hours) after the time when the cover containing the same is posted and in providing such services or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

164

A) If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a General Meeting by notice sent through the post, a General Meeting may be convened by notice advertised in at least two leading Daily Newspapers with appropriate circulation one of which shall be a leading London Daily Newspaper; such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least forty-eight hours prior to the Meeting the posting of notices to addresses within the United Kingdom again becomes practicable.

B) Any other notice required to be given by the Company to the members or any of them shall be sufficiently given if given by advertisement (whether or not the Company is unable effectively to give such notice by reason of suspension or curtailment of postal services or otherwise). Any such notice given by advertisement shall be advertised once in at least one leading National Daily Newspaper. A notice to be given by advertisement shall be deemed to have been served on the day on which the advertisement appears.

165 All notices directed to be given to the members shall with respect of any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and notice so given shall be sufficient notice to all the holders of such shares.

166 A member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices shall not be entitled to receive notices from the Company.

DIVISION OF ASSETS IN SPECIE

167 The Liquidator on any winding-up of the Company (whether voluntary or under supervision or compulsory) any with the authority of an Extraordinary Resolution, divide among the members in kind the whole or any part of the assets of the Company whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and for such purposes may set such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between members or classes of members but so that if any such division shall be otherwise than in accordance with the existing rights of the members every member shall have the same right of dissent and other ancillary rights as if such resolution were a Special Resolution passed in accordance with section 582 of the Act.

INDEMNITY

168

A) Every person who is or has been a Director, Managing Director, Secretary and other officer or employee or agent of the Company shall be indemnified out of the assets of the Company against any liability relating to his conduct as, or incurred by him as, such Director, Managing Director, Secretary or other officer or employee or agent of the Company in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted or in connection with any application under section 727 of the Act in which relief is granted to him by the Court and, if the Board thinks fit, every agent and the Auditor of the Company may be so indemnified against any liability incurred in defending any such proceedings.

B) To the extent permitted by the law the Directors may arrange insurance cover at the cost of the Company in respect of any liability, loss or expenditure incurred by any Director, or other Officer or Auditor of the Company in relation to anything done or omitted to be done or alleged to have been done or omitted to be done as Director Officer or Auditor.
